Via Facsimile and U.S. Mail
Mail Stop 6010

March 3, 2008

Eric E. Parsons
Chairman, President and Chief Executive Officer
StanCorp Financial Group, Inc.
1100 SW Sixth Avenue
Portland, Oregon  97204

**Re:    StanCorp Financial Group, Inc.**
**Form 10-K for Fiscal Year Ended December 31, 2006**
**Filed February 28, 2007**
**File No. 001-14925**

Dear Mr. Parsons:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief